

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Frederico Figueira de Chaves
Chief Financial Officer and Director
Fusion Fuel Green PLC
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

> **Re: Fusion Fuel Green PLC**
> **Registration Statement on Form F-1**
> **Filed January 8, 2021**
> **File No. 333-251990**

Dear Mr. Figueira de Chaves:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed January 8, 2021

Incorporation of Documents by Reference, page 102

1.   It appears that you have incorporated by reference certain prior filings and all subsequent filings made under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement. Please provide your analysis that you are eligible to incorporate by reference under General Instruction V.I of Form F-1, or revise your filing accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3271 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Energy & Transportation

cc:　　　Melissa Curvino